
September 30, 2014

<u>Via E-Mail</u>
Matthew M. Rizai
Chief Executive Officer
Workiva Inc.
2900 University Blvd
Ames, IA 50010

      Re: **Workiva Inc.**
               Confidential Draft Registration Statement on Form S-1
               Filed September 3, 2014
               CIK No. 0001445305

Dear Mr. Rizai:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information

now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

3.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

4.   Please specifically disclose the factual basis for, and the context of, all your beliefs, understandings, estimates, and opinions set forth in the registration statement. You must be able to substantiate on a reasonable basis all of the projections, statistics and assertions that you cite. Examples of assertions or references that need support include the following:

- the data universe will double every two years from 2013 to 2020 (page 3);

- more than 90% of the data created in the next decade will be "unstructured" data (page 3);

- employees working at home at least once a week rose from 18% in 2010 to 27% in 2012 (page 4);

- the worldwide mobile worker population will be 1.3 billion by 2015, accounting for 37.2% of the workforce (page 4);

- enterprises worldwide spent $23 billion on business productivity and collaboration software and $12 billion on business insight and reporting software (page 4); and

- the estimate that information workers worldwide numbered 615 million in 2013 and are expected to reach 865 million by 2016 (page 5).

Cover Page

5.   Please revise to identify the holders of your Class B common stock.

Market and Industry Data, page i

6.   We note your statement that some of the information in the prospectus is based on industry publications and reports generated by third parties and that you have not independently verified the third-party data. You are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include. Please revise.

Prospectus Summary

The Workiva Solution, page 5

7.   Under "Secure Architecture," you note that an independent auditor conducts an annual examination of your security controls. Please clarify whether this independent auditor is Ernst & Young LLP or some other firm.

Offering, page 10

8.   Please revise your disclosures on page 11 to include the rate at which the preferred and common units will convert into shares of common stock.

Risk Factors

Risks Related to our Business and Industry

To date, we have derived a substantial majority of our revenue…, page 17

9.   Please revise to quantify the percentage of your revenue derived from customers using your Wdesk platform for SEC filings.

Our credit facility contains restrictive covenants…, page 28

10.   Please revise to include a discussion that your credit facility is secured by all tangible assets of the company, has first priority over your other debt obligations and requires you to satisfy certain financial covenants.

We will incur significantly increased costs…, page 36

11.   This risk factor appears to address both the increased costs as a result of operating as a public company and the risk that a material weakness in your internal controls over financial reporting may result in a material misstatement of your financial statements. Please revise to separately caption and discuss these two risks.

Use of Proceeds, page 39

12.   You disclose that you will use the net proceeds from the offering for working capital and other general corporate purposes. Please revise to provide more details regarding what constitutes working capital and other general corporate purposes. In this regard, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. Refer to Item 504 of Regulation S-K and

Instruction 7 to Item 504. We note on page 7 that you intend to increase your sales presence in Europe but do not indicate if that will be funded with the offering proceeds.

Capitalization, page 40

13.   Tell us your consideration of reflecting the impact of repaying the loans that would become due to the Iowa Economic Development Authority upon completion of an initial public offering in your pro forma presentation.

Selected Consolidated Financial Data

Consolidated Statement of Operations Data, page 44

14.   Please revise to define capped common units.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, page 47

15.   Please tell us what consideration you gave to including average revenue per customer and average cost per customer acquisition among your operating metrics.

Liquidity and Capital Resources, page 59

16.   We note that you believe your current cash and cash equivalents, cash to be received from existing and new customers, availability under your credit facility and the anticipated net proceeds from this offering will be sufficient to meet your working capital and capital expenditure needs over at least the next 12 months. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources without regard to the proceeds you expect to receive from the offering. Refer to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K as well as footnote 43 to SEC release 33-8350 for additional guidance.

Critical Accounting Policies and Estimates

Common Unit Valuations, page 67

17.   Revise your disclosures to state whether there are significant judgments and estimates inherent in these valuations and the impact, if any, if different judgments and estimates had been used. Also, please disclose that these estimates and assumptions will not be necessary to determine the fair value of your Class A common stock once the shares begin trading.

Notes to Consolidated Financial Statements

Note 6. Debt, page F-23

18.   We note your disclosure regarding your February 1, 2011 financing in the form of a forgivable loan from the Iowa Economic Development Authority in the amount of $2.3 million, which you derecognized and recorded against salary expense in 2013 as you believed the job creation requirements were met during 2013. Please clarify why you believe that the performance criteria was met related to this loan considering you disclose that you have an obligation to maintain the jobs created through February 2016. As part of your response, please tell us the accounting literature you relied on and any other considerations made for recognition (e.g. systematically over the periods the loan is intended to benefit).

19.   We note you disclose on page F-25 that the outstanding balance on the loans received in October 2013 from the Iowa Economic Development Authority must be repaid if you complete an initial public offering. Please revise this disclosure to clarify the terms under which such repayment must be made.

Note 7. Members' Equity (Deficit), page F-26

20.   Please revise your disclosures to note relevant terms for the Series A and Series B preferred units including whether they are redeemable or convertible under any circumstances.

21.   You disclose that in the event of conversion the unit holders will receive equity interests in the successor corporation having a value equal to the amount the unit holder would be entitled to in the event of a liquidation. Please revise to disclose the rate at which the preferred units will convert into shares of common stock upon conversion from a limited liability company to a corporation..

22.   We note you disclose that profits and losses are allocated to the members so that the balance in each member's capital account equals or is as close as possible to the amount such member would receive upon hypothetical sale or liquidation. It is not clear to us how the losses were allocated for the years ending December 31, 2013 and 2012 based on this description. Please tell us how you allocated the losses for those years and include your calculations in your response.

Note 11. Subsequent Events, page F-30

23.   We note you issued a promissory note totaling $5 million that contains an option to convert into your Class A common stock upon successful completion of an initial public offering at a 90% discount to the offering price. We further note you have concluded that certain of the embedded features of the note will be bifurcated and accounted for as a

compound derivative. Please describe the embedded features of the note, including which features will be bifurcated and why, how you will account for the bifurcation, and the specific accounting guidance relied on.

Item 15. Recent Sales of Unregistered Securities, page II-2

24. We note that some of your unregistered sales of securities were made in reliance on Rule 504 but it appears that the Forms D filed during the relevant time period during which the identified sales were made refer to Rule 506. Please advise or revise.

Exhibits

25. Please tell us what consideration you gave to filing your leases with the data centers described on page 19. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

26. Please revise to describe the line of credit agreement with Morgan Stanley you refer to on page F-25 and tell us what consideration you gave to filing this agreement as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551- 3564, or Pat Gilmore, Accounting Branch Chief, at (202) 551- 3406, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3730, with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via-Email
        Kimberly K. Rubel, Esq.
        Drinker Biddle & Reath LLP